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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No.  4)*

Ness Technologies, Inc.

(Name of Issuer)

Common, 0.01 par value per share

(Title of Class of Securities)

64104X108

(CUSIP Number)

Friday, May 30, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.
	(a)	Name of Issuer Ness Technologies, Inc.
	(b)	Address of Issuers Principal Executive Offices Ness Tower, Atidim High-Tech Industrial Park, Building 4, Tel Aviv 61580 Israel

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence For Galleon Management, L.P.: 590 Madison Avenue, 34th Floor New York, NY 10022

For each Reporting Person other than Galleon Management, L.P.: c/o Galleon Management, L.P. 590 Madison Avenue, 34th Floor New York, NY 10022
	(c)	Citizenship

	(d)	Title of Class of Securities Common, $0.01 par value per share
	(e)	CUSIP Number 64104X108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (I5 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with 240.13d-l(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-l(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with 240.13d-l(b)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Item 4.	Ownership.

With respect to the beneficial ownership of the reporting person, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.
Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.
Identification and Classification of Members of the Group
Not Applicable

Item 9.
Notice of Dissolution of Group
Not Applicable

Item 10.
Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Monday, June 09, 2008
Date

Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be cresponsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.in this statement is true, complete and correct.